Rebecca D. Gilding
Direct Dial: (617) 824-1260
Rebecca.Gilding@bisys.com

July 10, 2006

Via EDGAR
---------

Attention:  Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   The  Empire  Builder  Tax Free  Bond  Fund  (the  "Fund")  (File  Numbers:
      811-03907 and 002-86931)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), enclosed for filing on behalf of the Fund please find: (i) a copy of Rider No. 7, reflecting an amendment (the "Amendment") to the Fund's Registered Management Investment Company Bond numbered 88219105B (the "Bond"); and (ii) a copy of the resolutions unanimously adopted by the members of the Board of Trustees of the Fund (including those who are not "interested persons" of the Fund as defined in the 1940 Act), which authorize the Amendment to the Bond. The current fidelity bond was previously filed with the U.S. Securities and Exchange Commission on March 13, 2006, Accession No. 9999999997-06-008908, and is incorporated by reference into this filing.

The premium has been paid for the Bond period from December 12, 2005 through December 12, 2006, and is written for a $525,000 limit of liability.

Sincerely,

Rebecca D. Gilding
Paralegal

Enclosures

               The Empire Builder Tax Free Bond Fund (the "Fund")

The following are the resolutions unanimously adopted by the members of the Board of Trustees of the Fund (including those who are not "interested persons" of the Fund as defined in the 1940 Act) at a meeting held on the 6th day of December, 2005:

      RESOLVED, by a majority of the Board of Trustees and separately by a majority of the Independent Trustees, that the fidelity bond (the "Bond") issued by ICI Mutual Insurance Company, covering each officer and employee of the Fund against larceny and embezzlement, in the amount of $525,000 for a one-year term ending December 12, 2006, and in the proposed form presented at this Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the amount of the Bond, (ii) the expected value of the aggregate assets of the Fund to which any officer or employee of the Fund may have access, (iii) the amount of the premium for such Bond, (iv) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (v) the nature of the securities in the Fund's portfolio, be, and it hereby is, approved;

      FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to increase the amount of the Bond coverage from time to time to ensure adequate coverage based upon the value of the Fund's assets and to enable the Fund to remain in compliance with the 1940 Act and the rules promulgated thereunder;

      FURTHER RESOLVED, that the Secretary of the Fund or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such Bond required by paragraph
      (g) of Rule 17g-1 under the 1940 Act; and

      FURTHER RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

                          ICI MUTUAL INSURANCE COMPANY

                         INVESTMENT COMPANY BLANKET BOND

                                   RIDER NO. 7

--------------------------------------------------------------------------------
INSURED                                                              BOND NUMBER

Empire Builder Tax Free Bond Fund                                      88219105B
---------------------------------                                      ---------

EFFECTIVE DATE                     BOND PERIOD         AUTHORIZED REPRESENTATIVE

December 12, 2005        December 12, 2005 to December 12, 2006              ALK
================================================================================
In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

                  Empire Builder Tax Free Bond Fund
is changed to:

                  The Empire Builder Tax Free Bond Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.